UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 3.5% increase in March 2019 passenger traffic

•	The Monterrey (+3.2%), Ciudad Juárez (+18.8%), and Zacatecas (+31.1%) airports contributed most to traffic growth

Monterrey, Mexico, April 3, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 3.5% in March 2019, as compared to March 2018. Domestic traffic increased 4.2%, and international traffic decreased 0.5%.

Total Passengers*
	Mar-2018	Mar-2019	Change %	Jan - Mar 2018	Jan - Mar 2019	Change %
Domestic	1,553,336	1,619,188	4.2	4,163,090	4,369,536	5.0
International	267,321	266,100	(0.5)	738,133	743,965	0.8
OMA Total	1,820,657	1,885,288	3.5	4,901,223	5,113,501	4.3
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During March 2019, domestic traffic increased in nine of our airports, with the largest increases in:

•	Monterrey (+4.0%), benefitted from increases in the number of passengers on the Mexico City and Guadalajara routes.

•	Ciudad Juárez (+18.9%) due to increased traffic on the Mexico City, Bajío, Guadalajara, Cancún, and Hermosillo routes.

•	Zacatecas (+46.0%) as a result of increased traffic on the Mexico City route.

•	Chihuahua (+6.2%) due to increased traffic on the Mexico City route.

In March 2019, Volaris started flying the Ciudad Juárez – Hermosillo, Ciudad Juárez – Mexico City, Chihuahua – Hermosillo, Chihuahua – Mérida, Chihuahua – Mexicali.

International traffic grew in five airports in March, with the largest increase in Mazatlán (+8.8%), as a result of increases in the number of passengers on the Abbotsford, Canada; Calgary, Canada; and Montreal, Canada routes.

Of total passenger traffic, 99.1% was commercial, and 0.9% was general aviation.

1

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 03, 2019